UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

FOSSIL GROUP, INC.
(Exact name of registrant as specified in its charter)

Delaware	001-41040	75-2018505
(State or other jurisdiction of	(Commission File Number)	(IRS Employer
incorporation or organization)		Identification No.)

901 S. Central Expressway
Richardson,	Texas	75080
(Address of principal executive offices)		(Zip Code)

Heather Foster: (972) 234-2525
(Name and number, including area code, of the person to contact in connection with this report.)

 Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period in which the information in this form applies:

☒ Rule 13p-1 under the Securities and Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐ Rule 13q-1 under the Securities and Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ________.

Section 1 — Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

A copy of the Conflict Minerals Report of Fossil Group, Inc. for the reporting period from January 1 to December 31, 2025 is filed herewith as Exhibit 1.01 and is available at http://www.fossilgroup.com/compliance/conflict-minerals/. Information on the Company's website is not and should not be considered part of, nor is it incorporated by reference into, this Form SD.

Item 1.02 Exhibit

A copy of Fossil Group, Inc.’s Conflict Minerals Report is provided as Exhibit 1.01 to the Form SD.

Section 2 — Resource Extraction Issuer Disclosure

Item 2.01. Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 — Exhibits

Item 3.01 Exhibits

Exhibit 1.01 Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Fossil Group, Inc.
(Registrant)

By:	/s/ Randy S. Hyne	May 21, 2026
Randy S. Hyne
Chief Legal Officer and Secretary